June 3, 2008
Lesli Sheppard
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington D.C. 20549

Re:	Mobile Mini, Inc. Preliminary Proxy Statement Schedule 14A Filed April 7, 2008 File No. 001-12804
Dear Ms. Sheppard:
     On behalf of our client, Mobile Mini, Inc. (to which we refer as “Mobile Mini” or the “Company”), we have arranged to be filed today via EDGAR with the Securities and Exchange Commission Amendment No. 3 to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Amendment No. 3”) originally filed with the Securities and Exchange Commission on April 7, 2008, as amended by Amendment No. 1 to the Preliminary Proxy Statement filed with the Securities and Exchange Commission on May 14, 2007 and Amendment No. 2 to the Preliminary Proxy Statement filed with the Securities and Exchange Commission on May 30, 2008. Amendment No. 3 reflects changes made in response to the comment of the Staff contained in its June 2, 2008 letter (the “Staff Letter”) to Steven G. Bunger, President, Chief Executive Officer and Chairman of the Board of our client.
     Set forth below is the response to the comment in the Staff letter. For ease of reference, the comment contained in the Staff’s letter is printed below and is followed by our client’s response.
     We only represent the Company. To the extent any response relates to information concerning MSG WC Holdings Corp. and its subsidiaries (“Mobile Storage Group”), Welsh, Carson, Anderson & Stowe X, L.P. (“WCAS”) or Cactus Merger Sub, Inc., such response is included in this letter based on information provided to the Company and our firm by such entity, person or their respective representatives.

U.S. Securities and Exchange Commission
June 3, 2008
General
Comment 1
We note your revised disclosure in response to comment 4 of our May 28, 2008 letter. You state that a portion of the anticipated integration costs relates to exiting certain Mobile Mini locations. With a view toward disclosure, please explain whether exiting from these locations relates to consolidation of overlapping locations, or some other form of redundancy in operations on behalf of both Mobile Mini and Mobile Storage. In the alternative, please disclose the pertinent reasons for these exits.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see pages 18, 63, 66 and 71 of the proxy statement.
* * *
     The Company believes the foregoing is responsive to the Staff’s comment and hopes that the Company has resolved this comment to the Staff’s satisfaction. Your prompt attention to this response will be appreciated.
     As requested in the comment letter, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding Amendment No. 3 or the foregoing response or if any additional information is needed, please call John Reiss, Daniel Latham or David Johansen of this firm at (212) 819- 8247, (212) 819- 8524 or (212) 819-8509, respectively.

Sincerely, White & Case LLP

cc:	Mobile Mini, Inc. 7420 S. Kyrene Road, Suite 101 Tempe, Arizona 85283 Attention: Steven G. Bunger

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